UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  Royce Global Trust, Inc. (formerly All
            Season Global Fund, Inc.)

Title of Class of Securities: Common Stock

CUSIP Number: 780 80N 108



  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 780 80N 108

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         0

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         0

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         0

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          0%

12. Type of Reporting Person

          IA, CO

Item 1(a) Name of Issuer:  Royce Global Trust, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          1414 Avenue of the Americas
          New York, New York 10019

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Magten Asset Management Corp.
          35 East 21st Street
          New York, New York 10010

          Magten Asset Management Corp. - Delaware corporation

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number: 780 80N 108

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

 Item 4. Ownership.

         (a) Amount Beneficially Owned:  0 Shares

         (b) Percent of Class:  0%

         (c) 0% shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 0 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999
_____________
   Date

                           MAGTEN ASSET MANAGEMENT CORP.

                               /s/ Talton R. Embry
                           By:
                                   Talton R. Embry
                                   Managing Director




















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